SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D
                              (Amendment Number 1)

                    Under the Securities Exchange Act of 1934


                              E-City Software, Inc.
           -----------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, Par Value $0.001 per share
           -----------------------------------------------------------
                         (Title of Class of Securities)


                                   26830G 10 5
           -----------------------------------------------------------
                                 (CUSIP Number)

                            William C. Robinson, CEO
                            On Alert Systems, Inc.
                            7711 Military Trail North
                            Palm Beach Garden, Florida 33410


                        Telephone Number (504) 722 - 7402
     -----------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 22, 2004
     ----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box. [_]



     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.



     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however,see the Notes).

CUSIP No. 26830G 10 5                                           Page 2 of 10


1)   Names of Reporting Persons

                  On Alert Systems, Inc.
                  Proxity Digital Networks, Inc.
                  Cherokee Raiders, LP
                  William C. Robinson

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2)  Check The  Appropriate  Box If A Member Of A Group*

                  (a) [X]

                  (b) [_]

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3)   Sec Use Only

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4)  Source of Funds

As to the 4,780,000 Shares      WC (Working Capital of On Alert Systems, Inc.)

As to the 130,001 Shares        WC (Working Capital of On Alert Systems, Inc.)

--------------------------------------------------------------------------------

5)   Check If Disclosure Of Legal Proceedings Is Required Pursuant To Items 2(D)
     or 2(E)   [ ].

--------------------------------------------------------------------------------

6)  Citizenship Or Place Of Organization

                  On Alert Systems, Inc.                      Nevada
                  Proxity Digital Networks, Inc.              Nevada
                  Cherokee Raiders, LP                        Oklahoma
                  William C. Robinson                         Oklahoma

--------------------------------------------------------------------------------

Number of          (7)  Sole Voting Power
Shares Bene-
ficially                        On Alert Systems, Inc.               40,000,001
Owned by
Each Report-       (8)  Shared Voting Power
ing Person                      On Alert Systems, Inc.               40,000,001
With                            Proxity Digital Networks, Inc.       40,000,001
                                Cherokee Raiders, LP                 40,000,001
                                William C. Robinson                  40,000,001

CUSIP No. 26830G 10 5                                           Page 3 of 10

                   (9)  Sole Dispositive Power

                                On Alert Systems, Inc.               40,000,001

                  (10)  Shared Dispositive Power
                                On Alert Systems, Inc.               40,000,001
                                Proxity Digital Networks, Inc.       40,000,001
                                Cherokee Raiders, LP                 40,000,001
                                William C. Robinson                  40,000,001

--------------------------------------------------------------------------------

11)    Aggregate Amount Beneficially Owned By Each Reporting Person

                  40,000,001

--------------------------------------------------------------------------------

12)    Check If The Aggregate Amount In Row (11) Excludes Certain Shares   [_]

--------------------------------------------------------------------------------

13)    Percent Of Class Represented By Amount In Row 11

                  80.001%

--------------------------------------------------------------------------------

14)    Type Of Reporting Person

                  On Alert Systems, Inc.                      CO
                  Proxity Digital Networks, Inc.              CO
                  Cherokee Raiders, LP                        PN
                  William C. Robinson                         IN

 ------------------------------------------------------------------------------

CUSIP No. 26830G 10 5                                           Page 4 of 10


Item 1.  Security and Issuer.

     (a) The title of the class of securities to which this statement relates is:

                  The Common Stock of E-City Software, Inc.
                  Cusip Number 26830G 10 5.

     (b)  The name and address of Issuer's principal place of business is:

                  E-City Software, Inc.
                  1600 Canal Street
                  Suite 1418
                  New Orleans, Louisiana 70112


Item 2.  Identity and Background.

Information as to On Alert Systems, Inc.

         Name:                              On Alert Systems, Inc.

         State of Incorporation:            Nevada

         Principal Business:                Gunshot Detection Technology
                                            and Aerospace Systems

         Address of
         its Principal Business:            5147 South Harvard Ave.
                                            Suite 138
                                            Tulsa, OK 74135

         Address of
         its Principal Office:              5147 South Harvard Ave.
                                            Suite 138
                                            Tulsa, OK 74135
         Convictions
         in the last 5 years:               None

         Securities law
         violations
         in the last 5 years:               None

CUSIP No. 26830G 10 5                                           Page 5 of 10

Information as to Proxity Digital Networks, nc.


          Name:                             Proxity Digital Networks, Inc.

         State of Incorporation:            Nevada

         Principal Business:                Aerospace and Security Technology

         Address of
         its Principal Business:            1600 Canal Street
                                            Suite 1418
                                            New Orleans, Louisiana 70112

         Address of its Principal
         Office:                            1600 Canal Street
                                            Suite 1418
                                            New Orleans, Louisiana 70112

         Convictions
         in the last 5 years:               None

         Securities law
         violations
         in the last 5 years:               None


Information as to Cherokee Raiders, LP

         Name:                              Cherokee Raiders, LP

         Name of General
         Partner:                           William C. Robinson

         State of Organization:             Oklahoma

         Principal Business:                Investments

         Address of
         its Principal Business:            5147 South Harvard Ave
                                            Suite 138
                                            Tulsa, Oklahoma 74135

         Address of
         its Principal Office:              5147 South Harvard Ave
                                            Suite 138
                                            Tulsa, Oklahoma 74135


         Address of it
         General Partner:                   5147 South Harvard Ave.
                                            Suite 138
                                            Tulsa, Oklahoma, 70135

CUSIP No. 26830G 10 5                                           Page 6 of 10


         Convictions
         in the last 5 years:               None

         Securities law violations
         in the last 5 years:               None

         Convictions of its
         General Partner
         in the last 5 years:               None

         Securities law
         violations of its
         General Partner
         in the last 5 years:               None


Information as to William C. Robinson

         Name:                              William C. Robinson

         Name of General
         Partner:                           William C. Robinson

         State of Residence:                Oklahoma

         Principal Business:                Investor

         Address of
         its Principal Business:            5147 South Harvard Ave
                                            Suite 138
                                            Tulsa, Oklahoma 74135

         Address of
         its Principal Office:              5147 South Harvard Ave
                                            Suite 138
                                            Tulsa, Oklahoma 74135

         Convictions
         in the last 5 years:               None

         Securities law
         violations
         in the last 5 years:               None


Item 3.  Source and Amount of Funds or Other Consideration.

With respect to the acquisition of 4,870,000 shares of the Issuer:

     The Issuer was (and still is) indebted to On Alert Systems, Inc., and On Alert Systems, Inc. chose to convert a portion ($97,400.00) of that debt into the securities of the issuer which are the subject of this Report.

With respect to the acquisition of 130,001 shares of the Issuer:

     On Alert Systems, Inc. used its own funds to make open market acquisitions.

CUSIP No. 26830G 10 5                                           Page 7 of 10

Item 4.  Purpose of Transaction.

     Background

     On May 23, 2003, E-City Software, Inc. (the "Issuer") entered into a settlement agreement with Cityscape.com, Inc., a customer with whom the Issuer had a dispute, due chiefly to the Issuer's failure to support the product which the customer had purchased and partially paid for. To settle all matters between the parties and to provide that the Issuer's remaining customers might have product support, Cityscape agreed to service the Issuer's existing customers and to release all claims against the Issuer for a payment of $40,000 and a release from the Issuer of any claims that it might have against Cityscape, including payment of any remaining amounts due under the original license agreement between the parties.

     On May 23, 2003, the Issuer entered into a strategic alliance agreement with On Alert Systems, Inc. The strategic alliance agreement provided that the Issuer would sell to On Alert and On Alert would to buy 35,000,000 common shares of the Issuer's stock in exchange for strategic cooperation, management expertise and a payment of $40,000 to Cityscape.com, Inc., a customer of the Issuer with whom the Issuer had a commercial dispute. The Issuer and On Alert also agreed to cooperate with each other to enhance the mutual possibilities of sales of their combined technology in the gunshot detection and computer mapping markets. Although the Parties have not yet decided precisely what form this cooperation will take, they will use their best efforts to reach a mutually beneficial cooperative solution under the agreement.

     In addition, Chief Executive Officer, Sole Director, Principal Accounting Officer, Treasurer and Secretary of the Issuer, Anis Jessa resigned on May 23, 2003 and appointed William C. Robinson as Chief Executive Officer, Sole Director, Principal Accounting Officer, Treasurer and Secretary of the Issuer. In addition, the Issuer entered into a consulting agreement with Mr. Jessa. The terms of Mr. Jessa's consultancy provided that he would surrender 2,149,000 shares of common stock in the Issuer which will be held in trust to secure his obligations under the consulting agreement. Mr. Jessa will be compensated by 2,471,350 shares of incentive stock options at a price per share of $0.01 under the agreement, subject to his providing the requisite consulting services. The consulting agreement also provides some anti-dilution protection for Mr. Jessa and provides that the corporation agree to pay certain tax liabilities that it owes in a timely fashion and for which Mr. Jessa may be personally liable in the event of non-payment.

     Present Status of the Purposes of the Transactions

     Subsequent to the foregoing events, On Alert and its operational subsidiary, Cyber Aerospace Corp., began to engage in the military aerospace business by acquiring the right to market aerial command airships ("Airships") and to manufacture and sell unmanned aerial vehicles ("UAV's") to other persons.

CUSIP No. 26830G 10 5                                           Page 8 of 10


     Management now wishes to affect a change of domicile merger between its various companies. E-City is a Nevada corporation with its Headquarters currently in New Orleans. For various business reasons, Management wishes to consolidate its operations in Florida by conducting business as a Florida corporation based in Florida. In addition to the change of domicile merger, Management also wishes to implement a name change to more accurately reflect its new business emphasis, which is concentrated more heavily in aerial/defense-oriented applications.

     This is a two-step transaction. First, Management organized Cyber Defense as a Florida corporation, and, thereafter, On Alert will merge into Cyber Defense. Second, following this merger, ECTY and Cyber Defense will merge. When this occurs, Management will file a comprehensive Form 8-K describing these various transactions. This Form 8-K will include a comprehensive set of financial statements for the combined entities meeting the requirements of Regulation S-B/Regulation S-X of the Securities and Exchange Commission.

     As a result of the (first) change of domicile merger between On Alert and Cyber Defense, Cyber Defense will assume ownership of the 40,000,001 shares of the Issuer presently owned by On Alert. Prior to the merger, there were
50,000,000 shares of Common Stock of E-City Issued and Outstanding. Consequently, prior to the (first) merger, Cyber Defense will own 80.001% (40,000,001 out of 50,000,000 shares) of the Issued and Outstanding Common Stock of E-City. Thus, the purposes of a Consolidated Financial Statement, E-City will a wholly-owned subsidiary of Cyber Defense.

     In addition, E-City will also be a wholly-owned subsidiary of Cyber Defense for the purposes of the "short-form" merger laws, which allow mergers between a subsidiary, such as E-City, and a parent, such as Cyber Defense, to take place without shareholder approval from either Company.

     In the (second)  change of domicile  merger between ECTY and Cyber Defense,
(a) the 40,000,001  shares of ECTY owned by Cyber Defense will be canceled,  and
(b) for each 30 shares of the Common  Stock of the "old" Nevada  company  (i.e.,
ECTY) owned by them before the merger, the remaining shareholders of ECTY will own 1 share of the Class A Common Stock of the "new" Florida company ( i.e., Cyber Defense) after the merger. Thus, after the merger, those persons will own 333,333 shares of the "new" Florida company - 9,999,999 divided by 30 equals 333,333. Since there are, at present, 25,500,000 shares of the Class A Common Stock of Cyber Defense Issued and Outstanding and held by Proxity (18,750,000 shares) and another party (Cherokee Raiders, L.P. - 6,750,000 shares ) affiliated with Management (which shares are Restricted), this would mean that after the second merger, the number of Issued and Outstanding shares of the Class A Common Stock the "new" Florida company will be 25,833,33 shares. In addition, 150,000 shares of Class B Common Stock of Cyber Defense, with multiple voting rights, will be owned by Cherokee Raiders, L.P. However, these shares will also be Restricted.

     Thus, Proxity will still own over 70% of the "new" Florida company after the closing - allowing for the continued consolidation of financials.

CUSIP No. 26830G 10 5                                           Page 9 of 10



     Although On Alert and Cyber Defense and the Issuer have filed Articles of Merger with the appropriate jurisdictions, these Articles provide that the Mergers will not become effective until the Parties declare them to be Effective. This was done so as to enable the Parties to have flexibility in the obtaining a new Trading Symbol with NASDAQ, as the timing of this process cannot be predicted with precise accuracy. Once this occurs, the mergers will be declared Effective.

     On Alert has been advised by the Issuer that it (E-City), has recently filed its Annual Report on Form 10K, and investors are urged to read this disclosure document.


Item 5.  Interest in Securities of the Issuer.

     (a)  Aggregate number of shares:

     The information set forth in Items 7 through 13 on the Cover Page is hereby incorporated by reference.

     (b)  Number of shares with sole voting and disposition power:

     The information set forth in Items 7 through 13 on the Cover Page is hereby incorporated by reference.

     (c)  Transactions effected during the last sixty days:

     The Issuer was indebted to On Alert Systems, Inc. in the amount of $128,795.00 (not including interest, and, on or about August 22, 2004, On Alert Systems, Inc. chose to convert a portion ($97,400.00) of that debt into 4,870,000 shares of the Common Stock of the Issuer which are the subject of this Report.

     With respect to the acquisition of 130,001 shares of the Issuer,On Alert Systems, Inc. used its own funds to make open market acquisitions, and on or about August 22, 2004, On Alert Systems, Inc. purchased 130,001 shares of the Issuer's Common Stock for $2,600.02, or $0.02 per share.

     (d) No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

     (e)  Not applicable.

CUSIP No. 26830G 10 5                                           Page 10 of 10


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Although On Alert and Cyber Defense and the Issuer have filed Articles of Merger with the appropriate jurisdictions, these Articles provide that the Mergers will not become effective until the Parties declare them to be Effective. This was done so as to enable the Parties to have flexibility in the obtaining a new Trading Symbol with NASDAQ, as the timing of this process cannot be predicted with precise accuracy. Once this occurs, the mergers will be declared Effective. .


Item 7. Material to be Filed as Exhibits.


Exhibit A.     Agreement   Between  On  Alert  Systems,   Inc,  Proxity  Digital
               Networks, Inc., Cherokee Raiders, LP, and William C. Robinson that this Schedule 13D is filed on behalf of each of them.



                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true and complete.


On Alert Systems, Inc.                       Dated: August 22, 2004

By: /s/ William C. Robinson
----------------------------
William C. Robinson,       CEO


Proxity Digital Networks, Inc.               Dated: August 22, 2004

By: /s/ William C. Robinson
----------------------------
William C. Robinson,       CEO


Cherokee Raiders, LP.                        Dated: August 22, 2004

By: /s/ William C. Robinson
----------------------------
William C. Robinson, General Partner


William C. Robinson                          Dated: August 22, 2004

By: /s/ William C. Robinson
----------------------------
William C. Robinson, Individually